EXHIBIT 99.1

ALGONQUIN POWER & UTILITIES CORP. ANNOUNCES POWER PURCHASE CONTRACT AWARD FOR AMHERST ISLAND WIND PROJECT

TORONTO, Feb. 25 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) announced today that Ontario Power Authority (“OPA”) has awarded a contract to the wholly owned 75 MW Amherst Island Wind Project, located on Amherst Island in the village of Stella, approximately 25 kilometers southwest of Kingston, Ontario. The contract has been awarded as part of the second round of the OPA’s Feed-in Tariff program.

The project, which will be developed by Algonquin Power Co. (“APCo”), APUC’s electric generation subsidiary, is currently contemplated to use industry leading wind turbine generator technology that is estimated to produce between approximately 247 GWh of power annually.

Funding of the project will be arranged and announced when all required permitting and all other pre-construction conditions have been satisfied.

The submission of the renewable energy application is targeted for the summer of 2012. Construction will commence shortly following the approval of the application and is expected to take 12 months.

“We are very pleased to begin extending our renewable power portfolio in Ontario with the award of the Amherst Island Wind Project contract”, commented Ian Robertson, Chief Executive Officer of APUC. “This is an important milestone in the development of the project and exemplifies OPA’s industry leading approach to renewable energy. We have a strong track record of working closely with our community stakeholders and look forward to contributing to the local benefits of wind energy.”

The Amherst Island Wind Project was originated by Gaia Power Inc.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 13 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.